                     U.S. Securities and Exchange Commission
                              Washington, D.C.20549

                                   FORM 10-SB

                                 (Third Amended)


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                         I3DX.COM, A NEVADA CORPORATION
                         ------------------------------
                              (Previously 3-Dx.com)


              NEVADA                                    88-0429263
-------------------------------------       ------------------------------------
      (State or other jurisdiction of       (I.R.S. Employer Identification No.)
      Incorporation or organization)


       4850 RIVER GREEN PARKWAY, DULUTH, GEORGIA             30096
       ---------------------------------------------------------------
       (Address of principal executive offices)           (zip code)


                                 (770) 497-0727
                                 --------------
                            Issuer's telephone number

Securities to be registered under Section 12(g) of the Act:

Title of each class to be so                Name of each exchange on which
registered: Class "A" Common Stock          each class is to be registered: None
 Class "B" Common Stock

Securities to be registered under Section 12(g) of the Act:

  90 million Shares of Class "A" Common Shares and 10 million Class "B" Common
                  Shares, par value $0.01 (one cent) per share
               --------------------------------------------------
                                (Title of Class)

                                    I3DX.COM

                                     PART I



FORM 10-SB                 ITEM                                        LOCATION IN
ITEM NUMBER                CAPTION                                     INFORMATION STATEMENT
-----------                -------                                     ---------------------
1.                         Description of Business                            3
2.                         Management's Discussion And                        7
                           Analysis or Plan of Operation

3.                         Description of Property                            11

4.                         Security Ownership of Certain                      11
                           Beneficial Owners and Management

5.                         Directors, Executive Officers,                     14
                           Promoters and Control Persons

6.                         Executive Compensation                             17

7.                         Certain Relationships and Related                  18
                           Transactions

8.                         Description of Securities                          19

                                     PART II

1.                         Market Price and Dividends on                      19
                           the Registrant's Common Equity
                           and Other Shareholder Matters

2.                         Legal Proceedings                                  20

3.                         Changes in and Disagreements                       21
                           With Accountants

4.                         Recent Sales of Unregistered                       21
                           Securities

5.                         Indemnification of Directors                       21
                           and Officers

                                    PART III

1.                         Index to Exhibits                                  22


ITEM 1.  DESCRIPTION OF BUSINESS.


         INCEPTION. i3Dx.com (the "Company" or "i3Dx") was incorporated under the laws of the State of Nevada on June 18, 1999 as 3-Dx.com, with its name changed to i3Dx.com as of August 16, 1999. The company is the exclusive licensee, manufacturer, processor and marketing entity for patented 3d technology, allowing viewers to see images in three (3), rather than two (2), dimensions. The images may be viewed either as prints or transparencies. The images are made by layering the print material with micro-lenses. The micro-lenses add depth, enabling the viewer to see 3d images without the use of glasses or other visual aides.

         i3Dx.com has obtained the rights to the technology developed by its licensor, NimsTec Limited. i3Dx.com has started operations, but has minimal revenues and its losses have exceeded its sales. The auditor's report, covering one month of operations in July of 1999, states "The company has incurred operating losses from its inception through July 31, 1999. It has not established revenues sufficient to cover its operating costs, which raises substantial doubt about its ability to continue as a going concern." The Company has acquired funding through private placement as demonstrated at Section 1,
Item 4 (See Table). Management believes the infusion demonstrated there indicates a positive cash flow, countering the stated doubts as to the company's ability to continue as a going concern.

         The company is currently in its early production stage, offering the following products:

- Production of 3d photographic images which may be viewed comfortably and conveniently by individuals and groups without the use of glasses or other visual aids;

- Production of 3d lithographic images which may be viewed comfortably and conveniently by individuals and groups without the use of glasses or other visual aids;

-        3D images transmitted via computers and the internet.

         i3dx.com's 3d products are available in a wide range of sizes and formats. these products are readily available for many applications, from amateur photography to medical ct scan models. Products include 3d sports cards, 3d telephone debit cards and large poster size 3d point-of-purchase displays for commercial advertising. Display images may be ordered transparent and lit from behind, known as "Back-Lit Transparencies". The company's clinically accurate 3D images are use, for example, by eye surgeons.

         Images produced by a camera, photographic images, are transformed by the company during the printing process, so that the resulting image appears to represent the original scene but includes depth, as well as width and height. Previous attempts at printing 3d images contained considerably less information than normally seen by the naked eye viewing the original scene. The i3dx system provides more information than perceived by the human eye viewing the original image.

         For the purposes of this registration statement, the i3dx.com licensed processes are generically referred to as "3D" imaging or technology.

         i3dx.com is currently a privately held corporation with its majority shareholder being, NimsTec limited, a privately held bermuda corporation. The company's ceo, Dr. Jerry C. Nims, is a principal in NimsTec limited. For more detail on ownership, see item 4 herein.

         PRODUCT AND TECHNOLOGY. i3Dx is a hi-tech company which primarily utilizes the Internet for the development and distribution of its 3D products. The Company's technology is based on three-dimensional imaging suitable for applications such as medical imaging, advertising and marketing.


         The Company mass-produces 3D images, in both reflective print and transparency formats, for the following markets:


         -        Commercial
         -        Medical
         -        Consumer

         The Company currently produces 3D images from:

         -        single 2D source images (prints, negatives, or slides)
         -        single 2D digital datasets (electronic files)
         -        multiple 2D images and datasets
         -        customer 3D digital datasets
         - 3D digital datasets created by the Company's computer software for the customer.


         The majority of the Company's commercial source images are digital image files; that is, computer files containing images that have been scanned into a computer or created on a computer for transmission or manipulation purposes. These digital files are received electronically via the Internet. The Company's ability to transmit 3D data files via the Internet provides the opportunity for interactive participation with the client. This interaction also facilitates real time creation and editing of the 3D image to be produced and substantially reduces time from concept to market.


         The Company's primary intended business applications for its three-dimensional photographic technology include:

- THE COMMERCIAL MARKET - Includes producing of transparencies and reflective prints for advertising in various public and retail outlets, and assisting clients in preparing personal identification cards or documents through the use of the 3D imaging technology.

- THE MEDICAL MARKET - i3Dx's precision photographic optical film is utilized to communicate detailed spatial relationships and depth cues for medical diagnoses. A specific application is 3D Fundus Photography utilized in diagnosing patients in approximately 50 medical institutions.

- THE CONSUMER MARKET - Primarily involves the sale and marketing of cameras, for use by the amateur photographer, which are capable of taking pictures which, when developed by the Company using its processes and materials, have a three-dimensional effect. Other consumer products range from 3D greeting cards to 3D original art which the Company creates in-house.

         While the commercial market images are typically created digitally using computer software, the medical market typically involves multiple images taken using special cameras or other equipment. The consumer market primarily involves 3D images taken using special multi-lens cameras.


         Since its inception in June, 1999, the Company has been processing medical images and consumer market orders. The Company has recently created a website at "www.i3Dx.com" and is currently receiving orders for its products as well as the 2D source image files and 3D electronic image datasets required for its commercial market imaging process.


         Because of the organizational nature of the Company's business, it must be considered a high-risk investment which does not yet have any significant revenues or any income.

         OWNERSHIP AND RELATED PARTY TRANSACTIONS. The shares of i3Dx are substantially owned by NimsTec Limited, which is also the licensor of technology to the Company. Its principal shareholders are:

-        Dr. Jerry Nims    38%
-        L'Ami Foundation  24%

         As a practical matter, NimsTec limited should be considered as a controlling entity to the company and its principal, Dr. Jerry Nims, may encounter conflicts of interest in his position as an officer/director in NimsTec and i3Dx. See section on related party transactions and relationships.


         Since formation the Company has received interim financing from Electric & Gas Technology, Inc. and other parties in the aggregate amount of $2,105,000 as subsequently discussed.




         LICENSE AGREEMENT. The Company entered into an exclusive licensing contract for the technology with NimsTec Limited as of June 30, 1999 covering the territory of The United States, Canada, and Mexico. In consideration, the Company is obligated to pay to NimsTec five per cent (5%) of all gross sales in exchange for a fifty year exclusive license (renewable once on like terms) with no minimum sales requirements to maintain the license. In October 1999 the License was expanded to include 3D images printed using sheet-fed lithographic printing which is designed for lenticular material having a thickness greater than 11 mils.

         MAJORITY SHARES. NimsTec Limited has acquired thirty million of the Company's authorized ninety million class "A" shares, as well as all of the 10 million class "B" shares in consideration for the transfer of certain equipment and other assets to the Company.


         FUTURE FOREIGN INTEREST. The Company presently intends and has the right to acquire a currently undesignated minority interest in a Belgian corporation to be located in Flanders, Belgium. This company will manufacture the micro-lens print film employed by the Company for NimsTec Limited, the intended majority shareholder of the to be formed Belgian corporation. The Belgian company may be an indirect supplier of photographic film and potentially related supplies utilized by the Company. The Belgian company will become an affiliate of i3Dx and will have a license to market 3D products in Europe. Neither i3Dx nor the Belgian company will directly sell to, or buy from, the other. The Company has designated Sixty-Six Thousand Dollars ($66,000) of the debenture proceeds received from Electric and Gas Technology, Inc. for the purchase of the undesignated minority shareholder interest. No other terms of this intended future transaction have been negotiated.


         SUPPLIERS. The Company is fully dependent upon its licensor, NimsTec Limited, to supply the lenticular print film which the Company uses to produce 3-D images. NimsTec Limited produces the print film from raw materials that are readily available from a number of suppliers. The Company purchases its supplies on a month to month basis from NimsTec at a price prescribed by its License Agreement. The Company has no competitive basis to compare the reasonableness of the cost of these materials as there are no other available suppliers of this unique proprietary material.


         COMPETITION. While the Company regards the processes and the specialized film material obtained from NimsTec as a unique proprietary material, it should be noted that the actual processing of the materials is not protected by existing patent applications. However, printing is protected by patents granted and pending. As a result, it may be possible for other companies to replicate and produce a substantially similar product using a modified and unprotected processing procedure. Additionally, there are other companies which produce 3-D imaging using different technology and techniques. While the Company does not believe that the quality or variety of the competitive processing is equivalent to the Company's processes, there is substantial competition in this market sector and the Company does not claim any exclusivity as to the general 3-D imaging product. Moreover, various other companies which are substantially larger and better capitalized may be able to dominate the markets in which the Company currently operates. The Company believes the primary competitors in the 3D imaging technology sector include The Kodak Companies. The Company is not aware of its current market share but believes it to be minimal.


         EMPLOYEES. The Company presently has 14 full-time employees and no part-time employees, exclusive of management. The total gross pay roll for all employees, exclusive of management, is approximately $338,000 per year. It is anticipated that employees and employee costs will increase substantially as the Company moves towards greater anticipated production during fiscal year 2000. No specific projection of the amount of increase has been determined, but it is estimated employee/payroll growth will be in the range of 20 per cent to 40 per cent for the calendar year 2000.

         SEGMENT ANALYSIS. As a development stage start-up Company, management does not believe that it has sufficient revenues to be able to analyze or project in any categorical or quantitative matter the relative percentage of revenues from the three general sectors of the Company's business, i.e. commercial, medical and consumer. It does appear from the very limited revenues received to date that the commercial sector will be the largest followed by the consumer and then the medical markets. It is anticipated that as the Company files its anticipated periodic reports as a Reporting Company, it will be in a position to subsequently have sufficient revenue data to analyze and allocate revenues, costs and other accounting factors by its principal market sectors and products. Further, to date, the Company does not have any measurable foreign market share and can not report sales on a foreign versus domestic basis.


         ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

         The Company advises you that various information included in this Section, as well as other parts of this Registration Statement, include forward looking statements. These statements are based on management's beliefs and assumptions, particularly related to certain projected economic results, and upon information currently available to management. Forward looking statements include the information concerning possible or assumed future results of operations by the Company set forth under such headings as "Dividend Policy," and "Management's Discussion and Analysis." Forward looking statements also include statements in which we use words such as "expect," "anticipate," "intend," "plan," "believe," "estimate," or similar expressions indicating an intended but unknown future result. Each party relying upon this registration should understand that these constitute merely management's best projections of future results and should not be relied upon as an assurance or warranty of future results in any manner.

         The Company has processed and shipped product to all of its target markets: medical, consumer and commercial. However, due to the short period of time from inception to date, the sales volumes have been limited. As a result, the Company's Financial Statements, to date, reflect limited revenues without net earnings.


         PLAN OF OPERATION. Since the Company has not had a full year of operating history as a start-up entity, it is supplying as required under this report, its plan of operation for the ensuing twelve month period. With regard to this plan of operation, it should be understood that the Company has received from Electric and Gas Technology, Inc. a total of $1,000,000 of interim capital; $500,000 by way of an equity investment and $500,000 by way of a convertible debenture. The Company has also received $1,105,000 of equity investment from other private sources. It believes that these funds should be sufficient to meet its ongoing operating costs, including such matters as rents, utilities, salaries and other standard costs for approximately a twelve month period. It is anticipated, though not warranted, that by the end of this projected interim period, the Company should have sufficient revenues to cover operating costs and would not be required to seek supplemental capitalization or financing to provide for interim operations. It is also anticipated that the Company may, after the next twelve month period, seek additional public financing for expansion and growth, but which future financing would be unrelated to this initial operational period and is not warranted.


         The Company does not anticipate that it will be able to devote any significant portion of its initial capital to product research and development during the interim period and would have to seek subsequent capitalization for further product research and development. However, the Company is satisfied that its current technology is adequate for at least the initial operating period of the next twelve months to meet any demands for product as generally outlined in this Registration Statement.

         Other than the participation in the Belgian corporation, which would be a potential supplier to the Company of film material used in its 3-D processing, the Company does not have any anticipation or expectation to purchase or expand plant or equipment during the next twelve months.


         As previously discussed, the Company anticipates its present employee base of 14 employees to increase by a factor of approximately 20-40% over the next twelve months as anticipated production increases. i3Dx has allowed for and believes it will have sufficient capital from the interim financing supplied by Electric and Gas Technology, Inc. to meet the anticipated increase in payroll from this anticipated employee growth.


         The Company plans to launch an Internet-based sports reporting subsidiary in the next 6 months which will purchase 3D images directly from the Company and refer potential commercial market customers to the Company.


         The Company does not anticipate any other significant changes in operations or procedures during the next twelve month period.


         Notwithstanding the foregoing general projections, the Company is aware that there are various factors which could adversely affect its anticipated revenues, gross margins and overhead expenses thereby rendering its anticipated ability to operate on the interim capital supplied by Electric and Gas Technology, Inc. and others to date to be insufficient. The Company does not have any specific secondary plan of financing should the financing supplied by Electric and Gas Technology, Inc. and others to date prove to be insufficient until or unless revenues are adequate to meet operating revenues. The Company may attempt to obtain additional interim financing from Electric and Gas Technology, Inc. and other initial financing participants, though no commitment or obligation exists. Alternatively, the Company may seek to complete an interim additional private placement financing, though no assurance can be given or made that such financing could be raised. Finally, the Company could seek commercial loan sources, though it does not have any present line of credit or financing commitment from any commercial lender.


         All of these factors constitute a significant risk factor if the Company's expenses should exceed those projected for the next twelve months or if anticipated revenues are not sufficient by the end of such period to cover the ongoing operating expenses. The ultimate risk is the Company may be forced to terminate operations should additional financing be required but not be available. There also exists the possibility that other 3-D technologies or processes may adversely impact upon the Company's competitive position and thereby reduce its ability to continue as an ongoing concern. It is believed that all of these specific factors are generally discussed above and in the accountants reservation concerning the Company being a "going concern." See Financial Statements , Note 6.


         LIQUIDITY AND CAPITAL RESOURCES. The Company's present liquidity is almost fully dependent on its initial financing efforts. The Company's initial capitalization consists of tangible assets valued at $3,178,781 before depreciation, and current cash reserves from initial capitalization of $763,009.. For accounting purposes, the fixed assets are valued at their cost basis, less depreciation. See attached Financial Statements.


         The Company owns an exclusive license from NimsTec Limited, for a fifty year term with a right of renewal and with no volume restrictions, to utilize the licensed technology to manufacture and market products throughout its licensed territory of Canada, Mexico and the United States. The Company is obligated to pay a license fee, in the amount five percent (5%) of the Company's gross sales, for the term of the license. Ancillary to the license is the right of the Company to non-exclusive use of various 3D equipment of NimsTec Limited during the license term in consideration of a monthly fee in the amount of $15,000. The Company currently also purchases its raw materials from NimsTec.


         Electric and Gas Technology, Inc. is a small technology company. Electric and Gas Technology, Inc. has made an initial capital investment in the Company of One Million Dollars. Five Hundred Thousand Dollars was invested as of approximately June 30, 1999 for which it received 4,500,000 shares of Class "A" common stock of the Company, and warrants to acquire an additional 2,500,000 class "A" shares at the exercise price of $4.00 per share for a twelve month period. If all of the warrants were exercised, of which there is no assurance, then the Company would receive an additional gross capitalization of ten million dollars.


         Electric and Gas Technology, Inc. has also supplied to i3Dx Five Hundred Thousand Dollars in the form of a 24 month convertible debenture, bearing interest at 8% annually, and convertible to i3Dx Class "A" shares at the conversion rate of $2.00 per share for a 24 month period. This convertible loan was made to the Company as of approximately October 25, 1999. If converted, the result would cause a reduction of the debt of the Company in exchange for the issuance of 250,000 shares of i3Dx stock to Electric and Gas Technology, Inc. at $2.00 per share. Electric and Gas Technology, Inc. has not converted any of the warrants to common shares. As noted above under Future Foreign Interest, $66,000 of the proceeds will be applied to purchase a minority interest in a to be formed Belgian company which will be licensed upon formation to manufacture material employed by the Company in the 3D process. The debenture is a general obligation instrument.


         Finally, Electric and Gas Technology, Inc. was issued, as of approximately August 9, 1999, Five Hundred Thousand 24 month warrants exercisable at $1.00 per share as part of the financing commitment of Electric and Gas Technology, Inc. to the Company. These warrants are for a 24 month period; and, if exercised, would raise an additional Five Hundred Thousand Dollars in capital for the Company. No assurance or guarantee of the exercise of these warrants can be given.


         The Company has also committed to Electric and Gas Technology, Inc. that it will retire the $500,000 debenture from the first $4,000,000 in warrants exercised by Electric and Gas Technology, Inc., unless Electric and Gas Technology, Inc. elects to convert the debenture. Again, no assurance of the exercise of these warrants can be made. If the warrants are not exercised, the Company will be carrying a debt obligation of $500,000 to Electric and Gas Technology, Inc. which can only be paid from anticipated revenues or earnings. If these earnings do not materialize, the Company may not have any means or resources from which to pay its outstanding debt obligations and may be forced into a position of illiquidity.

         Subsequent to the initial filing of the Form 10 on November 12, 1999, the Company entered into a Private Placement Accredited Investor financing transaction with a small group of individuals (collectively referred to as the "Private Placement Group") commencing January 14, 2000, which raised $1,105,000 in interim capital through the selling of its Class "A: common shares of the Company to these private investors at prices between $0.46 and $0.50 per share. The Company regarded this interim financing as an "accredited investor" financing offering which did not require registration or the use of an Offering Memorandum. Each of the accredited investors were provided with access to all books and records of the Company, together with a review of the present Form 10 information as a basic information packet. The investors also then completed a Private Placement Subscription Agreement, a copy of which is attached as Exhibit H to this Form 10 filing.

         The funds as received have been employed by the Company primarily for continued development and marketing of the 3-D image processes described in this Registration, as well as with the graphic printing equipment and facilities as generally described above.

         At present members of the Private Placement Group hold a total of 2,290,000 Class "A" common shares constituting 6.2% of the presently issued and outstanding Class "A" shares of the Company.


         RESULTS OF OPERATIONS. As noted above, the Company has very limited revenues to date. However, the Company has completed its website and is pursuing its marketing activities as described above.


         Management's present projected use of the initial proceeds obtained from Electric & Gas Technology, Inc., and other third party financing parties are generally described below. This initial funding should be adequate for the next twelve months to sustain current operation and anticipated growth in product marketing. This interim capital of $2,105,000 has been or will be employed as follows:



(1)      Overhead and operations -                                              $432,177

(2)      Belgian affiliate investment -                                         $ 66,000

(3)      Salaries -                                                             $335,433

(4)      Payment of debt and short term obligations -                                 $0

(5)      Product advertising and marketing -                                          $0

(6)      Plant, facilities, equipment expansion -                               $323,423

(7)      Miscellaneous -                                                        $184,958

(8)      Working capital reserves -                                             $763,009


         The Company has not short term alternative financing plans or alternatives if the interim capitalization does not prove adequate until the Company is capable, if ever, of meeting current operating expenses from earned revenues.


         Y2K DISCLOSURE. From inception in June 1999 to year end the Company expended approximately One Thousand Dollars ($1,000) to attempt to insure that its internal computer systems, including critical Internet connections, would cause the Company's computers to recognize the year 2000 change and continue to function normally. As of the date of this Amended Report, all of the Company's internal computer systems appear to be functioning normally and all hardware and software components are recognizing the year 2000 date. Further, the Company has not realized any computer related failures in ancillary systems employing computer components such as telephone systems, faxes or other equipment. Finally, the Company is receiving orders and transmitting product via the Internet without interruption.

         ITEM 3.  DESCRIPTION OF PROPERTY.


         The Company owns $3,178,781 of tangible assets and cash of $763,009. The Company's right to the use of additional production equipment, technology and facilities under lease or license agreements are described by category below. The Company's capitalization, as described in the preceding section, primarily consists of its property and cash. For accounting purposes, the leaseholds and license rights, including property available for non-exclusive use under the license with NimsTec, are not valued.


         TANGIBLE PRODUCTION EQUIPMENT. In addition to the tangible assets generally described above, which are used for production, the Company has the non-exclusive use, under its license, of various other equipment owned by the licensor. Title to this equipment remains with NimsTec Limited. This equipment is not included in the Financial Statements for the Company. The Company believes its owned equipment, plus the NimsTec Limited "use" equipment, to be sufficient equipment for the initial intended production of the 3D imaging products.


         LEASEHOLDS. The Company presently leases its principal office facilities at 4850 River Green Parkway, Duluth, Georgia. These premises consist of administrative and manufacturing area of approximately 26,500 square feet. The property is held under a seven year lease at a monthly lease rate of $18,000, with no right of renewal.

         ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.


         i3Dx is currently a privately held corporation with its licensor and principal shareholder being, NimsTec Limited, a Bermuda Corporation. NimsTec currently holds Thirty Million shares of an authorized Ninety Million shares of the Class "A" common stock, constituting 81.5% of the issued and outstanding shares, and Ten Million shares of an authorized Ten Million shares of the Class "B" common stock. It should be noted the Class "B" common stock represents 51% of the voting shares in the Company. The only other significant present shareholders are Electric Gas and Technology, Inc. and the Private Placement Group whose relationship is subsequently explained in this Registration Statement.


         Electric and Gas Technology, Inc. currently holds 4,500,000 shares of Class "A" common stock of which it intends to distribute Three Million shares to its shareholders together with two million Warrants out of 2.5 million exercisable for additional Class "A" common shares to its shareholders at $4.00 per share to acquire one share for each warrant exercised. After the intended distribution, Electric and Gas Technology, Inc. would continue to directly own approximately 1.5 Million i3Dx Class "A" common restricted shares and warrants to acquire an additional 0.5 million shares. In addition, i3Dx has reserved an additional six million Class "A" shares for warrants or options of which Electric and Gas Technology, Inc. has received a warrant right under which it may acquire up to 500,000 shares in a twenty-four month warrant period at $1.00 per share. At present there are no other issued and outstanding shares or shareholders of the Company.


         In the following table, the Company attempts to set out graphically a summary of those holdings by the principal security holders, including all warrant and options rights:


------------------------- ----------------------- ---------------------- -----------------------
                                                                         Current Percentage of
                                                                            Issued Shares /
                                                                          percentage assuming
                                                   Max. No. of Shares        all options or
                                                    Issued / or to be         warrants are
    Security Holder          Type of Security            Issued                Exercised
------------------------- ----------------------- ---------------------- -----------------------
   NimsTec Limited (1)                                 30,000,000        81.5%
                             Class "A" Common           (issued)         -----
                                                                         74.9%
------------------------- ----------------------- ---------------------- -----------------------
   NimsTec Limited           Class "B" Common          10,000,000        100%
                          (51% of voting shares)        (issued)         ----
                                                                         100%
------------------------- ----------------------- ---------------------- -----------------------
    Electric and Gas                                    4,500,000        12.2%
 Technology, Inc. (2)        Class "A" Common           (issued)         -----
                                                                         19.4%
------------------------- ----------------------- ---------------------- -----------------------
Private Placement Group      Class "A" Common           2,290,000        6.2%
                                                                         ----
                                                                         5.7%
------------------------- ----------------------- ---------------------- -----------------------


(1) NimsTec is a privately held Bermuda corporation whose principal shareholders are:
         -         Dr. Jerry Nims    38%
         -         L'Ami Foundation  24%


(2) Electric and Gas Technology, Inc. is a publicly held Texas Corporation. Following are the directors and principal officers holding shares, together with their shareholder percentage. There are no other shareholders which hold 10% or more of the Electric and Gas Technology, Inc. stock:


         -         S. Mort Zimmerman, Director, President and Chairman, 9.7%
         -         Daniel A. Zimmerman, Director, Vice President, 4.63%
         -         Edmund Bailey, Director, Vice President, CFO, 0.93%
         -         Fred M. Updegraff, Director, Vice President, Treasurer, 1.16%


         2,500,000 Class "A" Warrants are outstanding to Electric & Gas Technology, Inc. and exercisable at $4.00/share for twelve months and were issued on July 3, 1999.


         500,000 Class "A" Warrants are outstanding to Electric & Gas Technology, Inc. and exercisable at $1.00/share for twenty-four months and were issued on August 9, 1999.


         In addition to the above option rights for 3,000,000 shares, Electric & Gas Technology, Inc. also holds a convertible debenture which if fully converted would result in an additional 250,000 shares of i3Dx common stock being issued to it. If a full conversion occurs and Electric & Gas Technology exercises all present options it would own 19.4% of the issued shares in the Company.


ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         DIRECTORS AND EXECUTIVE OFFICERS. The following chart sets out a list of the Directors and Principal Executive Officers. Following the chart is a brief resume of each of the Directors and Officers.


------------------------- ----------------------- ---------------------- -----------------------
          Name                 Title                 Current Term of       Years of Service
                                                        Office
------------------------- ----------------------- ---------------------- -----------------------
   Dr. Jerry C. Nims          Chairman of the       6/18/99 to 6/30/00*   From Inception June,
                              Board, CEO, CTO                                     1999
------------------------- ----------------------- ---------------------- -----------------------
     Paul F. Peters             Director,           6/18/99 to 6/30/00*   From Inception June,
                                President,                                        1999
                                  COO
------------------------- ----------------------- ---------------------- -----------------------
 Dr. William Karczes, PhD  Research & Development    Sr. Vice President,  From Nov. 1999
                                                    11/1/99 to 6/30/00*
------------------------- ----------------------- ---------------------- -----------------------
     James Collins            Treasurer, CFO       9/1/99 to 6/30/00*     From Sep. 1999
------------------------- ----------------------- ---------------------- -----------------------

      *Unless otherwise replaced at the pleasure of the Board of Directors

       The following table sets-out the ownership of the Company's stock by all principal officers and directors:

------------------------------- ---------------------------- ----------------------------- ----------------------------
     Title of Class (1)               Name & Address of            Amount & Nature of            Per Cent of Class
                                      Beneficial Owner              Beneficial Owner
------------------------------- ---------------------------- ----------------------------- ----------------------------
         Common Stock                NimsTec Limited (1)             30,000,000 "A"                    81.5%
                                                                     10,000,000 "B"                    100%
------------------------------- ---------------------------- ----------------------------- ----------------------------
         Common Stock                 Paul F. Peters                      0                            0%
                                "4850 River Green Parkway,
                                   Duluth Georgia 30096"
------------------------------- ---------------------------- ----------------------------- ----------------------------
         Common Stock                   Dr. William                       0                            0%
                                       Karczes, PhD
                                "4850 River Green Parkway,
                                   Duluth Georgia 30096"
------------------------------- ---------------------------- ----------------------------- ----------------------------
         Common Stock                  James Collins                      0                            0%
                                "4850 River Green Parkway,
                                   Duluth Georgia 30096"
------------------------------- ---------------------------- ----------------------------- ----------------------------



       The Company has only one class of stock, Class "A", which will be used for financing purposes. The Class "B" shares represent an equal ownership per share, but 51% of the voting control, and will be held exclusively by NimsTec Limited. Except for the indirect interest of Dr. Nims no officer or director holds any stock or stock rights in the company.


       (1) While Dr. Nims does not directly hold any shares in the Company, he is an indirect beneficial owner by owning a little more than one-third of NimsTec Limited.

BIOGRAPHICAL INFORMATION.


         Dr. Jerry C. Nims, Age 63. Dr. Nims is the founder of the Company and acts as its Board Chairman. He is also the Chief Executive Officer and the Chief Technical Officer. Dr. Nims has been active in the development of 3D technology over the past 32 years. Dr. Nims obtained his first patent in 3-Dimensional technology in 1974. From 1970 to 1984 he was involved with Nimslo Technology, Inc. in the development of various 3D technologies and patents. From 1984 to 1990, he was affiliated with Fairhaven Group of Bermuda. From 1990 to 1995 he was primarily engaged in interest outside the technology field. From 1996 to present, he has been a full-time officer of Nimstec Limited. Dr. Nims will continue to participate with Nimstec Limited as an officer and director. He will, however, not participate as either an officer or director of the Company in any matter which materially effects the contractual relationship between the Company and NimsTec Limited. It is intended that Dr. Nims will serve the Company on an as needed basis.

         PAUL F. PETERS, Age 36. Mr. Peters will act as President and COO of the Company. Mr. Peters was formally with the Bank of New England as a Financial/EDP (Electronic Data Processing) Auditor from approximately 1985-1987. He also has worked in the investment banking field, including Vice President for Lehman Brothers International Private Client Group from 1988-1995. Previously, Mr. Peters was the Director of Business Development for NimsTec Limited from approximately 1996 through June, 1999. Mr. Peters traveled globally for two years as Director of Business Development for NimsTec Limited, developing a five-year plan and business model and negotiating global alliances and partnerships. It is anticipated that Mr. Peters will serve the Company on a full time basis.

         DR. WILLIAM M. KARCZES, PHD, Age 52. Present: i3Dx, Senior Vice President, Research & Development and Manufacturing. 1992 to 1999:
President/Consultant, Plastic Associates, Inc. Over 30 years of experience in all forms of plastic processing. Wide range of employment with various multinationals including General Electric, Ciba Geigy, and Ameritech. Consulting clients including American Cyanamid, Polymer Group Inc. (PGI), AT&T, etc. Mr. Karczes joined the Company in November 1999 and it is expected will serve on a full time basis.

         JAMES COLLINS, Age 52. From 1987 to date Mr. Collins has owned and operated Collins & Company which provides management accounting services to various Bermuda based companies, including shipping and real estate interests. Mr. Collins is a member of the Institute of Chartered Accountants and was a founding member of the Institute of Chartered Accountants for Bermuda. From 1973 to 1986 he was the treasurer and held other offices in TMX, Ltd., the international financial and distribution affiliate of Timex Corporation. He held several directorships within the group. He was also a former director of accounting services for Peat Marwick Mitchell. Mr. Collins will act as the Chief Financial Officer and the Treasurer of the Company. It is intended Mr. Collins will serve the Company on an as needed basis.


KEY ADVISORS

         SIR DAVID GIBBONS, Age 72. Sir David currently serves as the CEO of Edmund Gibbons Ltd. and the Chairman of Colonial Insurance C.O. Ltd. both privately held Bermuda based corporations. From 1958-1999 Sir David served first as a Director of the Board of N. T. Butterfield & Sons Ltd. and lastly as the Chairman (1986-1997). Sir David also has a long history of service in various positions in the government of the Bermuda last serving as the Chairman of the Bermuda Monetary Authority (1984-1986) and previously as Finance Minister and a Member or Parliament. He was awarded the title KBE by her majesty the Queen in January 1985. Sir David will advise the Company on an as needed basis.


         DAVID PERDUE, Age 45. Currently Executive Vice President for Reebok International Ltd. since 1998 where he was responsible for three of Reebok's four divisions, including Global Marketing, Global Sales and Global Operations. Prior to his affiliation with Reebok, Mr. Perdue was Senior Vice President for Haggar Apparel (1995-1998) and was responsible for global sales and distributions. From 1993 - 1995 he was the President of Sara Lee Asia. Mr. Perdue will act as a Director and consultant to the Company starting August, 2000. Mr. Perdue will advise the Company on an as needed basis.

ITEM 6.  EXECUTIVE COMPENSATION.


---------------- -------- ------------------------------------ -------------------------------------------- ------------
   Name and                                                                                                 All other
   principal                                                                                                compensation
   position       Year            Annual Compensation                    Long Term Compensation                ($)
                          ------------ ---------- ------------ ------------------------------- ------------
                                                     Other                 Awards                Payouts
                                                    annual     ------------------------------- ------------
                            Salary       Bonus    compensation  Restricted    Securities          LTIP
                              ($)         ($)         ($)          stock      underlying         payouts
                                                                 award(s)     Options/SARs         ($)
                                                                    ($)          (#)
---------------- -------- ------------ ---------- ------------ -------------- ---------------- ------------ ------------
Paul F.          1999     $60,000      0          0            0              0                0            0
Peters,
President
---------------- -------- ------------ ---------- ------------ -------------- ---------------- ------------ ------------
Dr. Jerry        1999     $60,000      0          0            0              0                0            0
Nims, Chairman
of the Board,
CEO
---------------- -------- ------------ ---------- ------------ -------------- ---------------- ------------ ------------

       None of the current or prospective officers have been granted any options, warrants or 401K or other stock rights in the Company. Further, the Company does not presently have any established pension, stock option, or stock incentive or related type plans.

       Salaries have been paid to Messrs. Nims and Peters since July, 1999. No Salaries have been fixed for the other officers who will initially serve on a part-time basis.


       Dr. Nims, while not directly holding shares in the Company, is a minority owner (a little more than one-third) in the licensor of the Company, NimsTec Limited, a Bermuda Corporation, which currently owns approximately 81.5% of the issued and outstanding Class "A" common stock of the Company and 100% of the Class "B" common stock (representing 51% of the voting rights in the

Company). As a result, it should be deemed that Dr. Nims is an indirect beneficial owner of the shares set-out in the foregoing table.

       ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         As generally described under Item 1 "Description of Business" and Item 4 "Beneficial Ownership of Stock", there are deemed to be two affiliated entities which may have a material influence or relationship with the Company's operations.


- NimsTec Limited currently holds 81.5% of all class "A" shares of the Company and 100% of the class "B" shares. The class "B" shares represent 51% of the voting shares. Even if all present options and warrants outstanding were exercised and the convertible debentures were converted to class "A" shares by Electric and Gas Technology, Inc., NimsTec would continue to hold 74.9% of the class "A" shares and all of the class "B" shares. As a result, NimsTec is in control of the Company and will remain in control for the foreseeable future. Dr. Jerry C. Nims who is a principal officer in i3Dx is also an officer in NimsTec Limited and holds approximately one-third (1/3) of the shares in that entity. Accordingly, Dr. Nims must be considered to be in a position to exercise a strong influence over the Company.


- Electric and Gas Technology, Inc. presently owns 12.2% of the class "A" shares and has option and conversion rights to acquire an additional 7.2% As a result, Electric and Gas Technology, Inc. must be considered to have significant influence in the Company.


- NimsTec Limited, as previously described, acts as a licensor for the Company for all of its technological rights. NimsTec also has a relationship to supply the processing film and materials to the Company. It is doubtful the Company could continue in its intended operations in any manner without the license rights granted and equipment provided by NimsTec under the licensing agreement as generally described above. The Chairman of the Board of the Company, Dr. Nims, continues to act as a manager within NimsTec Limited. The fact that Dr. Nims is a minority interest owner in NimsTec, as well as the Chairman of the Board of the Company, may create certain potential conflicts of interest. Specifically, it is noted that Dr. Nims has positions with a beneficial ownership interest in the Company and in NimsTec Limited, as well as the resulting beneficial ownership of the NimsTec Limited interest in the Company. The Company believes that is has provided adequate safeguards against these potential conflicts by adopting a protocol. Under the protocol, Dr. Nims will continue to participate in NimsTec Limited. He will not, however, participate, as either an Officer or Director of i3Dx, in any matter which materially effects any contractual relationship between the Company and NimsTec Limited. It is noted that the primary contractual relationship between these two entities is already specified and governed by the June 30, 1999 Asset and License Purchase Agreement. It is not anticipated that the Company will be involved with NimsTec Limited in any material dealings outside of the terms of said Agreement. Nonetheless, because of the predominant shareholder interest of NimsTec Limited in the Company, it should be deemed that NimsTec may be in a position to substantially control the direction of the Company.


- Electric and Gas Technology, Inc. should be considered as an affiliated company, as it has supplied interim capital financing to the Company and will be engaged with the Company in a "spin-off" of various shares of i3Dx to Electric and Gas Technology, Inc. shareholders as part of a contemporaneously filed registration statement. While Electric and Gas Technology, Inc. does not have a position on the Board of Directors or any management authority or rights in the Company, it does hold in excess of ten per cent of the issued and outstanding shares of the Company at the present time and by such shareholder position should be considered a control or affiliated party.


- To the best knowledge of the Company, there are no other affiliated persons or related party contractual relationships other than described in this section and more fully set-out in other parts of this Registration Statement.

       ITEM 8.  DESCRIPTION OF SECURITIES.


        The Company has two classes of common stock. A Class "A" common stock consisting of 90 million shares, authorized at $0.01 par value and 10 million Class "B" common shares having a $0.01 par value. Currently there is no public trading market for either class of these securities. The Company has no preferred or other classes of shares.


       The Class "B" voting shares constitute 51% of the voting rights in the Company and are all issued and held by NimsTec Limited as previously described. Of the 90 million authorized Class "A" common shares, presently 36,790,000shares are issued and an additional 3,250,000 shares are subject to be issued pursuant to various debenture conversion rights or warrants. The aggregate of the Class "A" shares hold 49% of the voting rights in the Company.


       The Class "B" shares would be entitled to 51% of any stock dividend and the Class "A" shares entitlement would be 49%.

       There are no preemptive rights or cumulative voting provisions in the Company. At present, the Company pays no dividends and it does not anticipate in the foreseeable future that there will be any dividends paid.

       No fully issued and subscribed share subject to redemption, assessment, or call.


       The only debt securities of the Company is a Convertible Debenture to Electric & Gas Technologies, Inc. which is convertible to 250,000 class "A" shares as generally described under the Management's Discussion and Analysis. A total of 3,000,000 warrants for 3,000,000 Class "A" common shares are outstanding and held by Electric & Gas Technologies, Inc. No assurance of whether the debenture will be converted or the warrants exercised can be made or given at this time.


                                     PART II


       ITEM 1. MARKET PRICE AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY & OTHER SHAREHOLDER MATTERS.


       The Company does not have a price range for its securities, as it has not issued any publicly traded stock to date. It is not anticipated that there can be any public trading in the Company's stock until after the filing and effectiveness of this registration statement, potential Rule 144 sales by current holders of their restricted stock, or the Company completes a registration of its stock.

       At present the Company has a total of 3,250,000 shares subject to all unexercised options, warrants or other stock rights as previously described. If exercised, the resulting shares would constitute 8.1% of the presently issued and outstanding shares. It is anticipated these shares would be eligible for sale under Rule 144 approximately one year after being issued and presuming the Company has current public information available.

       The Company currently has approximately 36,790,000 issued shares available for sale under Rule 144, if the company were to complete this registration and have adequate current public information so that sales could be completed under Rule 144.

       The Company also has an undertaking with Electric & Gas Technology, Inc. to attempt to register Three Million of its shares issued earlier to Electric & Gas Technology to be distributed to Electrical Gas Technology shareholders. No date for this registration has been prescribed, nor can it be presently determined. The Company has no other present registration plans or obligations.


       No broker/dealers or others acting as potential market makers have made any commitment to maintain or to initiate a trading market in the Company's stock. The Company's longer terms objective would be to attempt to meet, as soon as possible, the listing requirements for NASDAQ "small cap" status and be traded on that market, though no assurance or warranty whether or when such qualification will be met, can be given.


       The Company does not presently pay any dividends and does not anticipate paying dividends for the foreseeable future. Currently the Company has no earnings from which to pay dividends and any future earnings are anticipated to be reinvested. The Company intends to retain all earnings for growth purposes. The Company was only recently organized, in June, 1999, and has not had any formal shareholder meetings since such organization. The Company presently anticipates holding its first annual shareholders' meeting in late calendar year 2000, though no specific date has been set by the Board of Directors at this time. To the best knowledge of the Company, there are no pending shareholder matters or proposed items to be included in any special or general meeting of shareholders, nor has any such meeting been requested.


       ITEM 2.  LEGAL PROCEEDINGS.

       The Company is not aware of any legal proceedings to which the Company is a party, nor is the Company aware of any present demands, claims or causes of actions pending against the Company.

       ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

       The Company has retained the independent auditing firm of Jones, Jensen & Company of Salt Lake City, Utah to act as its independent auditors. The Company has no present disagreement with the initial audit material prepared by its independent auditors and attached to this filing. The Company has no present plans to change its auditors and would seek ratification of the continuing services of its present auditors at the next regular shareholder meeting.

       ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.


       The Company has detailed under Part I of this registration, all of its initial private placement of shares.


       The following purports to set-out in tabular format additional required information as to all shares of the Company issued to date. The table does not include options or other stock rights previously disclosed:




------------------------------- ---------------------------- ----------------------------- ---------------------------
     Name of Shareholder            Total Shares Issued      Percentage of Current Issued       Exemption Claim
------------------------------- ---------------------------- ----------------------------- ---------------------------
       NimsTec Ltd.                 30,000,000 Class A                  81.5%                 Accredited Investor
                                    10,000,000 Class B                  ----                    pursuant to 4(6)
                                                                        100%                    Securities Act
------------------------------- ---------------------------- ----------------------------- ---------------------------
Electric & Gas Technology Inc.            Class A                       12.2%                 Accredited Investor
                                                                                                    4(6) Act
------------------------------- ---------------------------- ----------------------------- ---------------------------
   Private Placement Group                Class A                        6.2%                Accredited Investor 4(6)
                                                                                                       Act
------------------------------- ---------------------------- ----------------------------- ---------------------------



All of the foregoing placements were deemed completed as accredited investor sales pursuant to the exemptions provided by Section 4(6) of the Securities Act of 1933, and/or Rule 506 promulgated pursuant to such Act.


       ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

       The Company has adopted the standard indemnification provisions for officers and directors as provided by Nevada law in its Articles, which the Company generally indemnifies officers and directors from liability for good faith errors or omissions committed in the ordinary discharge of their duties. The Company is generally aware that it is the position of the SEC that any claim of indemnification as may relate to violations of U.S. Securities laws and regulations are deemed to be of no force, effect or application.

                                    PART III

       ITEM 1.  INDEX TO EXHIBITS.

       The Company attaches the following material exhibits to this registration statement:



I.   Audited Financial Statements for periods ending June 30, 1999,
     July 31, 1999, unaudited Financial Statements for period ending
     December 31, 1999 and April 15, 2000.
                                                                                                 Regulation
II.  Other Exhibits:                                                                             S-K Designation
                                                                                                 Number:
A.   Share Acquisition Agreement by Electric and Gas Technology, Inc.                                (2)
     entitled Plan of Reorganization and Financing Agreement with Addendum.

B.  Articles of Incorporation and all amendments thereto.                                           3(I)

C.  By-Laws.                                                                                       3(ii)

D.  Debenture and Security instrument between Electric and Gas Technology, Inc.  and i3Dx.          (4)

E.  Opinion re legality                                                                             (5)

F.  Asset and License Purchase Agreement between NimsTec Limited                                   (10)
     and the Company with Amendment.
[Application for Confidential Filing Pending]

G. Financial Data Schedule                                                                         (27)

H. Private Placement Subscription Agreement



       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                              Registrant:
                                                              i3Dx.com

                                                              /s/ Paul F. Peters

Date: July 3, 2000


                                                              Paul F. Peters
                                                              Its President

                                    I3DX.COM
                               (FORMERLY 3-DX.COM)
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                       DECEMBER 31, 1999 AND JUNE 30, 1999

                                 C O N T E N T S



Independent Auditors' Report ..............................................    3

Balance Sheets ............................................................    4

Statements of Operations ..................................................    6

Statements of Stockholders' Equity ........................................    7

Statements of Cash Flows ..................................................    8

Notes to the Financial Statements .........................................   10


                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors
i3Dx.com
(Formerly 3-Dx.com)
(A Development Stage Company)
Duluth, Georgia

We have audited the accompanying balance sheet of i3Dx.com (formerly 3-Dx.com) (a Nevada corporation) (a development stage company) as of June 30, 1999 and the related statements of operations, stockholders' equity and cash flows from inception on June 18, 1999 through June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of i3Dx.com (formerly 3-Dx.com) (a Nevada corporation) (a development stage company) as of June 30, 1999 and the results of its operations and its cash flows from inception on June 18, 1999 through June 30, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has suffered losses from operations since inception, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Jones, Jensen & Company
Salt Lake City, Utah
September 20, 1999

                                    I3DX.COM
                               (Formerly 3-Dx.com)
                          (A Development Stage Company)
                                 Balance Sheets


                                     ASSETS

                                                  December 31,        June 30,
                                                      1999              1999
                                                  -----------       -----------
                                                  (Unaudited)        (Audited)
CURRENT ASSETS

   Cash                                           $   158,789    $       --
   Accounts receivable, net (Note 1)                   15,363            --
   Prepaids                                            79,333            --
   Inventory (Note 1)                                  57,504            --
                                                  -----------    ----------

     Total Current Assets                             310,989            --
                                                  -----------    ----------

FIXED ASSETS (Note 1)

   Machinery and equipment                          3,182,161     3,166,700
   Less accumulated depreciation                     (158,334)           --
                                                  -----------    ----------

     Total Fixed Assets                             3,023,827     3,166,700
                                                  -----------    ----------

OTHER ASSETS

   License rights, net (Note 5)                       393,333            --
   Deposits                                            18,000            --
                                                  -----------    ----------

     Total Other Assets                               411,333            --
                                                  -----------    ----------

     TOTAL ASSETS                                 $ 3,746,149    $3,166,700
                                                  ===========    ==========

                                    I3DX.COM
                               (Formerly 3-Dx.com)
                          (A Development Stage Company)
                           Balance Sheets (Continued)


                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                   December 31,    June 30,
                                                      1999           1999
                                                   -----------    -----------
                                                   (Unaudited)     (Audited)
CURRENT LIABILITIES

   Accounts payable                                $   118,227    $        --
   Accrued expenses                                        247             --
                                                   -----------    -----------

     Total Current Liabilities                         118,474             --
                                                   -----------    -----------

LONG-TERM LIABILITIES

   Convertible debenture (Note 7)                      500,000             --
                                                   -----------    -----------

     Total Long-Term Liabilities                       500,000             --
                                                   -----------    -----------

     Total Liabilities                                 618,474             --
                                                   -----------    -----------

COMMITMENTS AND CONTINGENCIES (Note 4)

STOCKHOLDERS' EQUITY (Note 2)

   Common stock, class A; 90,000,000 shares
    authorized of $0.01 par value, 34,500,000
    shares issued and outstanding                      345,000        345,000
   Common stock, class B; 10,000,000 shares
    authorized of $0.01 par value, 10,000,000
    shares issued and outstanding                      100,000        100,000
   Additional paid-in capital                        3,221,700      3,221,700
   Stock subscription receivable                            --       (500,000)
   Accumulated deficit                                (539,025)            --
                                                   -----------    -----------

     Total Stockholders' Equity                      3,127,675      3,166,700
                                                   -----------    -----------

     TOTAL LIABILITIES AND STOCKHOLDERS'
      EQUITY                                       $ 3,746,149    $ 3,166,700
                                                   ===========    ===========


The accompanying notes are an integral part of these financial statements.

                                    I3DX.COM
                               (Formerly 3-Dx.com)
                          (A Development Stage Company)
                            Statements of Operations

                                                                          From
                                         For the                       Inception on
                                        Six Months                       June 18,
                                          Ended                        1999 Through
                                       December 31,      June 30,      December 31,
                                          1999            1999             1999
                                       -----------      ---------     ------------
                                       (Unaudited)      (Audited)     (Unaudited)
NET SALES                               $  200,465      $      --     $    200,465
COST OF GOODS SOLD                          58,883             --           58,883
                                        ----------      ---------     ------------

GROSS MARGIN                               141,582             --          141,582
                                        ----------      ---------     ------------

OPERATING EXPENSES

   General and administrative              195,642             --          195,642
   Rent                                    108,000             --          108,000
   Amortization                              6,667             --            6,667
   Depreciation                            158,334             --          158,334
   Salaries and wages                      194,008             --          194,008
                                        ----------      ---------     ------------

     Total Operating Expenses              662,651             --          662,651
                                        ----------      ---------     ------------

OPERATING LOSS                            (521,069)            --         (521,069)
                                        ----------      ---------     ------------

OTHER INCOME (EXPENSE)

   Other expenses                          (15,709)            --          (15,709)
   Interest expense                         (6,667)            --           (6,667)
   Interest income                           4,420             --            4,420
                                        ----------      ---------     ------------

     Total Other Income (Expense)          (17,956)            --          (17,956)
                                        ----------      ---------     ------------

LOSS BEFORE INCOME TAXES                  (539,025)            --         (539,025)

INCOME TAXES                                    --             --               --
                                        ----------      ---------     ------------

NET LOSS                                $ (539,025)     $      --     $   (539,025)
                                        ==========      =========     ============

BASIC LOSS PER COMMON SHARE             $    (0.02)     $    0.00
                                        ==========      =========

FULLY DILUTED LOSS PER
 COMMON SHARE                           $    (0.02)     $    0.00
                                        ==========      =========


The accompanying notes are an integral part of these financial statements.

                                    I3DX.COM
                               (Formerly 3-Dx.com)
                          (A Development Stage Company)
                       Statements of Stockholders' Equity



                                          Common                             Common
                                      Class A Stock                       Class B Stock                Additional
                                ------------------------    ---------------------------------------     Paid-In
     Deficit                      Shares        Amount        Shares         Amount       Capital      Receivable
-----------------------         ----------     ---------    ----------     ---------    -----------    ----------
Balance at inception on
 June 18, 1999 (audited)                --     $     --             --     $     --     $       --     $      --

Common stock issued for
 machinery valued at
 approximately $0.08
 per share (audited)            30,000,000      300,000     10,000,000      100,000      2,766,700            --

Common stock subscribed
 for at approximately
 $0.11 per share (audited)       4,500,000       45,000             --           --        455,000      (500,000)

Net loss from inception on
 June 18, 1999 through
 June 30, 1999 (audited)                --           --             --           --             --            --
                                ----------     --------     ----------     --------     ----------     ---------

Balance, June 30, 1999
 (audited)                      34,500,000      345,000     10,000,000      100,000      3,221,700      (500,000)

Cash received on stock
 subscription receivable
 (audited)                              --           --             --           --             --       500,000

Net loss for the six months
 ended December 31, 1999
 (unaudited)                            --           --             --           --             --      (539,025)
                                ----------     --------     ----------     --------     ----------     ---------

Balance, December 31, 1999
 (unaudited)                    34,500,000     $345,000     10,000,000     $100,000     $3,221,700     $(539,025)
                                ==========     ========     ==========     ========     ==========     =========


The accompanying notes are an integral part of these financial statements.

                                    I3DX.COM
                               (Formerly 3-Dx.com)
                          (A Development Stage Company)
                            Statements of Cash Flows

                                                                                          From
                                                        For the                        Inception on
                                                      Six Months                         June 18,
                                                        Ended                          1999 Through
                                                     December 31,         June 30,     December 31,
                                                        1999                1999           1999
                                                     -----------          --------     -----------
                                                     (Unaudited)          (Audited)    (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES

   Net loss                                          $  (539,025)         $     --     $  (539,025)
   Adjustments to reconcile net loss to net cash
    used by operating activities:
     Depreciation                                        158,334                --         158,334
     Amortization                                          6,667                --           6,667
     Bad debts                                               809                --             809
   Changes in operating assets and liabilities:
     Increase in accounts receivable                     (16,172)               --         (16,172)
     Increase in prepaids                                (79,333)               --         (79,333)
     Increase in inventory                               (57,504)               --         (57,504)
     Increase in deposits                                (18,000)               --         (18,000)
     Increase in accounts payable                        118,227                --         118,227
     Increase in accrued expenses                            247                --             247
                                                     -----------          --------     -----------

       Net Cash Used by Operating Activities            (425,750)               --        (425,750)
                                                     -----------          --------     -----------

CASH FLOWS FROM INVESTING ACTIVITIES

   Purchase of license rights                           (400,000)               --        (400,000)
   Purchase of fixed assets                              (15,461)               --         (15,461)
                                                     -----------          --------     -----------

       Net Cash Used by Investing Activities            (415,461)               --        (415,461)
                                                     -----------          --------     -----------

CASH FLOWS FROM FINANCING ACTIVITIES

   Proceeds from stock subscription receivable           500,000                --         500,000
   Proceeds from convertible debenture                   500,000                --         500,000
                                                     -----------          --------     -----------

       Net Cash Provided by Financing Activities       1,000,000                --       1,000,000
                                                     -----------          --------     -----------

NET INCREASE IN CASH                                     158,789                --         158,789

CASH AT BEGINNING OF PERIOD                                   --                --              --
                                                     -----------          --------     -----------

CASH AT END OF PERIOD                                $   158,789          $     --     $   158,789
                                                     ===========          ========     ===========


The accompanying notes are an integral part of these financial statements.

                                    I3DX.COM
                               (Formerly 3-Dx.com)
                          (A Development Stage Company)
                      Statements of Cash Flows (Continued)


                                                                                         From
                                                 For the                              Inception on
                                                Six Months                              June 18,
                                                  Ended                               1999 Through
                                               December 31,           June 30,         December 31,
                                                  1999                1999                1999
                                               -----------           --------         -----------
                                               (Unaudited)          (Audited)         (Unaudited)
CASH PAID FOR:

   Income taxes                                 $   --            $       --            $   --
   Interest                                     $6,667            $       --            $6,667

NON-CASH FINANCING ACTIVITIES:

   Common stock issued for machinery            $   --            $3,166,700            $   --
   Common stock issued for stock
     subscription receivable                    $   --            $  500,000            $   --


The accompanying notes are an integral part of these financial statements.

                                    I3DX.COM
                               (Formerly 3-Dx.com)
                          (A Development Stage Company)
                        Notes to the Financial Statements
                       December 31, 1999 and June 30, 1999


NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

         a.  Organization

         On August 16, 1999, the Company filed an amendment to its articles of incorporation changing its name from 3-Dx.com to i3Dx.com. i3Dx.com (the Company) was incorporated under the laws of the State of Nevada on June 18, 1999. The Company is a hi-tech company which utilizes the internet (www.i3dx.com) for the development and distribution of its products. The Company's technology is based on three-dimensional photographic lenticular imaging and is suitable for any application which may benefit from increased visualization, such as medical imaging, advertising and marketing.

         The Company maintains a 26,500 square foot manufacturing and processing facility in Duluth, Georgia where it mass-produces 3D images in both reflective print and transparency formats for the commercial, medical and consumer markets.

         b.  Cash and Cash Equivalents

         For purposes of financial statement presentation, the Company considers all highly liquid investments with a maturity of three months or less, from the date of purchase, to be cash equivalents.

         c. Accounts Receivable

         Accounts receivable are shown net of the allowance for doubtful accounts of $809 and $-0- at December 31, 1999 and June 30, 1999, respectively.

         d. Fixed Assets

         Fixed assets are stated at cost less accumulated depreciation. Depreciation on machinery is provided using the straight-line method over an expected useful life of ten (10) years. Depreciation on equipment is provided using the straight-line method over an expected life of five (5) years. Depreciation expense for the six months ended December 31, 1999 and from inception on June 18, 1999 through June 30, 1999 was $158,334 and $-0-, respectively.

         e. Inventory

         Inventory consists of lenticular print film for use in the development of film and pictures. Inventory is stated at the lower of cost determined by the first-in, first-out method or market. At December 31, 1999 and June 30, 1999, inventory amounted to $57,504 and $-0-, respectively.

         f. Accounting Method

         The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a June 30 year end.

The accompanying notes are an integral part of these financial statements.

                                    I3DX.COM
                               (Formerly 3-Dx.com)
                          (A Development Stage Company)
                        Notes to the Financial Statements
                       December 31, 1999 and June 30, 1999


NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

         g. Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         h. Advertising

         The Company follows the policy of charging the costs of advertising to expense as incurred.

         i. Credit Risks

         The Company maintains cash in multiple bank accounts. The Federal Deposit Insurance Corporation insures accounts to $100,000. The Company's accounts occasionally exceed these insured amounts. At December 31, 1999, one account exceeded the insured amount by $39,559.

         j. Income Taxes

         No provision for federal income taxes has been made at December 31, 1999 due to an accumulated operating loss. The Company has accumulated a $539,025 net operating loss as of December 31, 1999, which may be used to reduce taxable income and income taxes in future years. The use of these losses to reduce future income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operation loss carryforwards. The carryforwards expire in 2019.

         k. Revenue Recognition

         Revenue is recognized upon shipment of goods to the customer.

         l. Basic and Fully Diluted Loss Per Share

         During February 1997, the FASB issued Statement of Financial Accounting Standard No. 128, "Earnings per Share". This statement changed the method in which earnings (loss) per share are determined. The new standard requires the computation of basic earnings (loss) per share and earnings (loss) per share assuming dilution. Warrants (Note 3) to purchase 2,500,000 shares of class A common stock at $4.00 per share were outstanding at December 31, 1999 and June 30, 1999. They were not included in the computation of net loss per common share because they would have had an antidilutive effect on the net loss per common share for the periods ended December 31, 1999 and June 30, 1999. Basic net loss per common share and assuming dilution were the same for the periods ended December 31, 1999 and June 30, 1999.

                                    I3DX.COM
                               (Formerly 3-Dx.com)
                          (A Development Stage Company)
                        Notes to the Financial Statements
                      December 31, 1999 and June 30, 1999

NOTE 2 - STOCKHOLDERS' EQUITY

         The Company has authorized 90,000,000 shares of Class A common stock (Class A) and 10,000,000 shares of Class B common stock (Class B). Each class of stock is entitled to the following provisions as outlined below:

         DIVIDEND PROVISIONS

         The holders of shares of Class A shall be entitled to receive, when and as declared by the Board of Directors out of any funds at the time legally available thereof, forty-nine percent (49%) of all common stock dividends of the Company. Each share of Class A shall rank on parity with each other share of Class A with respect to dividends. Dividend payments to the holders of shares of Class A shall be payable in cash by delivery of a check to each entitled holder's address which is registered with the Secretary of the Company.

         The holders of shares of Class B shall be entitled to receive, when and as declared by the Board of Directors out of any funds at the time legally available thereof, fifty-one percent (51%) of all common stock dividends of the Company. Each share of Class B shall rank on parity with each other share of Class B with respect to dividends. Dividend payments to the holders of shares of Class B shall be payable in cash by delivery of a check to each entitled holder's address which is registered with the Secretary of the Company.

         LIQUIDATION PROVISIONS

         In the event of any liquidation, dissolution or winding up of the Company, whether voluntary of involuntary, the Class A and Class B shall be entitled to receive an amount equal to forty-nine percent (49%) and fifty-one percent (51%), respectively, of the amount payable with respect to all classes of common stock distributed ratably to the holders of common stock.

         VOTING PROVISIONS

         The holders of shares of Class A and Class B shall be entitled to forty-nine percent (49%) and fifty-one percent (51%), respectively, of the votes then held on all matters of which the shareholders of the Company are entitled to vote.

NOTE 3 - WARRANTS

         On June 30, 1999, the Company issued warrants to purchase up to 2,500,000 shares of the Company's Class A common stock. The warrants are exercisable at $4.00 per share. The warrants were issued as additional consideration for purchasing stock for $500,000. The warrants expire on June 30, 2000.

                                    I3DX.COM
                               (Formerly 3-Dx.com)
                          (A Development Stage Company)
                        Notes to the Financial Statements
                       December 31, 1999 and June 30, 1999

NOTE 4 - COMMITMENTS AND CONTINGENCIES

         On July 1, 1999, the Company entered into a seven (7) year lease agreement with a related party for office and warehouse space located in Duluth, Georgia. The lease obligation is currently $18,000 per month with annual increases in proportion to any increase in the CPI from the date the lease is signed. Rent expense from the lease was $108,000 for the six months ended December 31, 1999.

NOTE 5 - LICENSE RIGHTS - RELATED PARTY

         On June 30, 1999, the Company acquired certain license rights from a related company in exchange for a license fee of five percent (5%) of gross sales attributable to the license rights. The license includes the exclusive rights in Canada, Mexico and the United States to manufacture and market animated and/or 3-dimensional photographic lenticular (micro-lens) images for the initial period of fifty (50) years without volume restrictions. The license may be renewed for a second fifty (50) years on like terms. The Company may also sub-license the licensed rights with written permission from the Licensor.

         On October 25, 1999, the license purchase agreement was amended to include an additional one-time fee of $400,000 to increase the scope of the license to include sheet fed lithographic technology. The Company paid $300,000 cash and the additional $100,000 is included in accounts payable at December 31, 1999. The license rights will be amortized over its expected useful life of ten (10) years. Amortization expense on the license rights for the six months ended December 31, 1999 was $6,667.

NOTE 6 - GOING CONCERN

         The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred operating losses from its inception through December 31, 1999. It has not established revenues sufficient to cover its operating costs which raises doubt about its ability to continue as a going concern. However, results of operations are within the expectations of management due to the early stage of the Company's existence. Management believes that revenues will be sufficient to cover and exceed operating costs by the end of fiscal year 2000. In the interim, management plans to obtain equity financing sufficient to cover its operating costs.

NOTE 7 - CONVERTIBLE DEBENTURE

         On October 22, 1999, the Company issued a convertible debenture to a shareholder (holder) in exchange for $500,000 cash. At the sole option of the holder and upon thirty (30) days written notice, the holder has the right, at any time during the term of the debenture, to convert up to one hundred percent (100%) of the outstanding principal balance into Class A common stock of the Company at the conversion price of two dollars ($2.00) per share at any time prior to maturity. The term of the note is two (2) years and interest accrues at the rate of eight percent (8.0%) per year. The entire principal balance of the note is due October 22, 2001 and interest is due on a monthly basis. Interest expense on the convertible debenture was $6,667 for the six months ended December 31, 1999.

                                    I3DX.COM
                              UNAUDITED FINANCIALS
                                 BALANCE SHEET
                              AS OF APRIL 15, 2000

                                                           Apr 15, '00
                                                           ------------
ASSETS
      Current Assets
           Total Checking/Savings                            697,060.75
           Accounts Receivable
                100% Accounts Receivable                      12,793.06
                Accounts Receivable                           27,394.02
                                                           ------------
           Total Accounts Receivable                          40,187.08
           Other Current Assets
                Inventory - Other                             87,018.46
                Investments - Stock                           66,000.00
                Lenticular Print Film                         44,758.63
                Prepaid Deposits                              50,000.00
                Undeposited Funds                                 59.29
                                                           ------------
           Total Other Current Assets                        247,836.38
                                                           ------------
      Total Current Assets                                   985,084.21
      Fixed Assets
           Tangible Assets                                 2,952,625.21
                                                           ------------
      Total Fixed Assets                                   2,952,625.21
      Other Assets
           Accumulated Amortization                          (16,667.50)
           Deposits                                           18,000.00
           License Rights                                    400,000.00
                                                           ------------
      Total Other Assets                                     401,332.50
                                                           ------------
TOTAL ASSETS                                               4,339,041.92
                                                           ============
LIABILITIES & EQUITY
      Liabilities
           Current Liabilities
                Accounts Payable
                     Accounts Payable                         89,871.41
                                                           ------------
                Total Accounts Payable                        89,871.41
                Other Current Liabilities
                     Credit Vouchers                            (842.64)
                     Sales Tax Payable                           285.17
                                                           ------------
                Total Other Current Liabilities                 (557.47)
                                                           ------------
           Total Current Liabilities                          89,313.94
           Long Term Liabilities
                Note Payable - Long-term                     500,000.00
                                                           ------------
           Total Long Term Liabilities                       500,000.00
                                                           ------------

                                    I3DX.COM
                              UNAUDITED FINANCIALS
                                 BALANCE SHEET
                              AS OF APRIL 15, 2000

                                                           Apr 15, '00
                                                           ------------

      Total Liabilities                                      589,313.94
      Equity
           Common Stock Class A                              366,400.00
           Common Stock Class B                              100,000.00
           Net Income                                       (946,972.02)
           Share Premium                                   4,230,300.00
                                                           ------------
      Total Equity                                         3,749,727.98
                                                           ------------
TOTAL LIABILITIES & EQUITY                                 4,339,041.92
                                                           ============

                                    I3DX.COM
                              UNAUDITED FINANCIALS
                                 PROFIT AND LOSS
                       JULY 1, 1999 THROUGH APRIL 15, 2000

                                                          Jul 1, '99 - Apr 15, '00
                                                          ------------------------
      Ordinary Income/Expense
                Income
                     Amateur                                     157,334.99
                     Commercial                                   88,038.97
                     Medical                                      42,394.00
                                                               ------------
                Total Income                                     287,767.96
                Cost of Goods Sold
                     Other Cost of Goods Sold                     27,823.21
                     Photofinishing Costs                         67,409.37
                                                               ------------
                Total COGS                                        95,232.58
                                                               ------------
           Gross Profit                                          192,535.38
                Expense
                     Amortization Expense                         16,667.50
                     Bad Debt Expense                                809.00
                     Bank Charges                                  3,349.12
                     Depreciation                                237,501.00
                     Dues and Subscriptions                          120.00
                     Insurance Expense                             2,295.64
                     Legal Expense                                21,262.62
                     Marketing / Advertising                       2,754.05
                     Medical Insurance                            24,565.13
                     Office Supplies                              16,599.60
                     Outside Services / Consulting               170,871.75
                     Payroll Expenses                            357,051.35
                     Postage/Shipping                             19,599.39
                     Rent                                        180,000.00
                     Repair & Maintenance - Equip                  4,116.02
                     Taxes                                           392.19
                     Travel                                        8,625.40
                     Travel - Meals & Entertainment                  213.06
                     Uncategorized Expenses                        5,861.30
                     Utilities / Telephone                        32,194.13
                                                               ------------
                Total Expense                                  1,104,848.25
                                                               ------------
      Net Ordinary Income                                       (912,312.87)
      Other Income/Expense
           Other Income
                Interest Income                                    5,973.50
                                                               ------------
           Total Other Income                                      5,973.50
           Other Expense
                Expenses                                          23,493.86
                Interest Expense                                  16,666.65
                Refunds                                              472.14
                                                               ------------
           Total Other Expense                                    40,632.65
                                                               ------------
      Net Other Income                                           (34,659.15)
                                                               ------------
Net Income                                                      (946,972.02)
                                                               ============
